[Letterhead of Debevoise & Plimpton LLP]

July 29, 2013

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20002

THIRD POINT REINSURANCE LTD.

Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Third Point Reinsurance Ltd. (the “Company”), we are transmitting via EDGAR for filing in electronic format under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations thereunder, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed offering of the Company’s common shares, par value $0.10 per share. Amendment No. 2 includes updated financial information for the three and six months ended June 30, 2013.

Enclosed with the paper copy of this letter are five copies of a clean version of Amendment No. 2, as well as five copies of a blacklined version of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement filed on July 16, 2013.

A wire transfer in the amount of $12,958.00 in payment of additional filing fees for the Registration Statement has been transmitted to the lockbox account of the Securities and Exchange Commission (the “Commission”) at U.S. Bank, St. Louis, Missouri in accordance with Rule 111 under the Securities Act and Rule 202.3a under the Commission’s Informal and Other Procedures.

Please telephone the undersigned at (212) 909-6431 or Steven J. Slutzky at (212) 909-6036, if we may be of any assistance in answering questions which may arise in connection with the Registration Statement.

Very truly yours,

/s/ Lee T. Barnum

Lee T. Barnum

cc:	Jeffrey P. Riedler
Matthew Jones
Ibolya Ignat
Donald Abbott

Securities and Exchange Commission

John R. Berger
J. Robert Bredahl
Tonya L. Marshall

Third Point Reinsurance Ltd.

Steven J. Slutzky, Esq.

Debevoise & Plimpton LLP